The GEO Group, Inc.

One Park Place, Suite 700

621 Northwest 53rd Street

Boca Raton, Florida 33487-8242

January 2, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-4
(SEC Registration No. 333-192170) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), The GEO Group, Inc. (the “Company”) requests that the effectiveness of the Registration Statement referenced above be accelerated at 9:30 a.m. on January 6, 2014, or as soon as possible thereafter.

As requested, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

The GEO Group, Inc.

/s/ Brian R. Evans
Brian R. Evans
Senior Vice President and Chief Financial Officer

GEO RE Holdings LLC
Correctional Services Corporation, LLC
CPT Limited Partner, LLC
CPT Operating Partnership L.P.
Correctional Properties Prison Finance LLC
Public Properties Development and Leasing LLC
GEO Holdings I, Inc.
GEO Acquisition II, Inc.
GEO Transport, Inc.
Cornell Companies, LLC
Cornell Corrections Management, LLC
CCG I, LLC
Cornell Corrections of Alaska, Inc.
Cornell Corrections of California, Inc.
Cornell Corrections of Texas, Inc.
Cornell Corrections of Rhode Island, Inc.
Cornell Interventions, Inc.
Correctional Systems, LLC
Cornell Abraxas Group, Inc.
WBP Leasing, LLC
BII Holding Corporation
BII Holding I Corporation
Behavioral Holding Corp.
Behavioral Acquisition Corp.
B.I. Incorporated
MCF GP, LLC
GEO MCF GP, LLC
Municipal Corrections Finance, LP
GEO Operations, LLC
GEO Corrections Holdings, Inc.
GEO Corrections and Detention, LLC
GEO Re-entry Services, LLC
Cornell Abraxas Group OS, LLC
Cornell Companies of California OS, LLC
Cornell Companies of Texas OS, LLC
Cornell Interventions OS, LLC
The GEO Group REIT, Inc.

/s/ Brian R. Evans
Brian R. Evans
Principal Financial Officer